September 15, 2020

Via EDGAR Transmission
Mara Ransom
Chief
Office of Trade & Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3561

Re:      OneWater Marine Inc.
Registration Statement on Form S-1
File No. 333-248774

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Truist Securities, Inc., Robert W. Baird & Co. Incorporated and Raymond James & Associates, Inc., as representatives of the several underwriters, hereby join in the request of OneWater Marine Inc. that the effective date of the above-captioned Registration Statement be accelerated to 4:00 P.M., Washington, D.C. time, on September 16, 2020, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act:

i.          Date of preliminary prospectus: September 14, 2020

ii.         Number of preliminary prospectuses distributed to prospective underwriters, institutional investors, dealers and others through the date hereof: approximately 984

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

TRUIST SECURITIES, INC.
RAYMOND JAMES & ASSOCIATES, INC. ROBERT W. BAIRD & CO. INCORPORATED

As representatives of the several underwriters

TRUIST SECURITIES, INC.

By:	/s/ Patrick J. Garrett
	Name:	Patrick J. Garrett
	Title:	Managing Director

ROBERT W. BAIRD & CO. INCORPORATED

By:	/s/ Justin Holsen
	Name:	Justin Holsen
	Title:	Managing Director

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Mark C. Lamarre
	Name:	Mark C. Lamarre
	Title:	Managing Director